Mail Stop 3561

December 20, 2006

Via U.S. Mail and Facsimile

Marjorie Scardino
Chief Executive Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

    RE: Pearson PLC
       Form 20-F for the Fiscal Year Ended December 31, 2005

       File No. 001-16055

Dear Ms. Scardino:

   We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 62

1. Your current disclosures regarding your exposure to various types of market risk do not comply with the requirements outlined in Item 11 of Form 20-F. In future filings, please revise your disclosures so that they are presented in one of the suggested formats outlined in Item 11(a)(1)(i) through (iii) of Form 20-F.

Note 1 – Accounting policies

e. Intangible assets, page F-11

2. Since you have concluded that pre-publication costs should be classified as a current intangible assets and it appears that the principle function for incurring these costs are to generate revenue as amortization associated with pre-publication intangibles is classified as cost of goods sold, it would appear that the cash flows activities associated with pre-publication costs should be classified in your statement of cash flow as operating rather than investing activities. Please provide us with your rational for concluding that pre-publication cash flow activities should be investing rather than operating activities within your cash flow statement. We may have further comment upon receipt of your response.

3. In future filings, please disclose the amount of pre-publication costs included in current assets that are expected to be recovered or settled more than twelve months from the balance sheet date. Refer to the requirements outlined in paragraph 52 of IAS 1.

 q. Revenue recognition, page F-15

4. Please revise future filing to provide the disclosures required by paragraph 35(b) of IAS 18. As part of your response, please provide us with your proposed future disclosure.

Critical accounting estimates and assumptions
(3) Royalty advances, page F-16

5. We note from your disclosure that the realizable value of royalty advances relies on a degree of management judgment in determining the profitability of individual author contracts. In this regard, please revise future filings to

disclosure your methods and assumptions used in estimating the realizable value
of your royalty advances.

Note 5 – Operating expenses, page F-23

6. We note from your disclosure that you have netted other income of £ 41 million, £
    46 million and £ 51 million with operating expenses for the years 2005, 2004 and
    2003, respectively. In this regard, please explain your basis for netting other
    income with operating expense. As part of your response, please explain how you
    have complied with the requirements of paragraph 32 and 33 of IAS 1 in
    concluding that the net presentation of other income with operating expense on
    the face of your financial statements is appropriate.

Note 12 – Intangible assets, page F-30
Note 17 – Intangible assets – pre-publication, page F-38

7. Reference is made to the exchange difference of £ 345 million for 2005 and £
    (201) million for 2004 disclosed in Note 12; and £ 112 million for 2005 and £
    (63) million for 2004 disclosed in Note 17.   Please tell us and revise future filings
    to explain the primary reasons for the above fluctuation between 2005 and 2004
    associated with your exchange differences. As part of your disclosure and
    response please explain what operations and currency fluctuations resulted in
    these fluctuations. Also, revise future filings to explain the primary reasons for the
    "exchange differences" shown in your disclosures.   The disclosures in Note 26
    to your financial statements should be similarly revised.

Note 16 – Derivative financial instruments, page F-37

8. Please revise future filings to provide the disclosure required by paragraph 23, 24
    and 27 of IFRS 7 or tell us why you believe these disclosures are not required.

Note 23. Trade and other liabilities, page F-43

9. Reference is made to the accruals and deferred income balance of £600 million, £
    509 million, £ 465 million at December 31 2005, 2004, and 2003, respectively.
    Considering the significance of these balances, please tell us and revise future
    filings to provide additional disclosure regarding the nature of the items that
    comprise the accrual and deferred income balance for each year presented. Also
    explain your methods and assumptions used in estimating each component of the
    accrual and deferred income balance for each year presented.

Note 24 – Employee benefits

Share-based compensation, page F-48

10. Reference is made to your statement on page F-49 where you state that "early exercises are treated as an acceleration of vesting and the remaining charge is recognized at the date of exercise." Please clarify the meaning of this disclosure. If these early exercises are modifications to a share-based payment agreement, please tell us your accounting under IFRS and U.S. GAAP, supported with the applicable accounting literature, which supports the treatment used.

Note 26 – Other reserves, page F-54

11. We note from your disclosure that you recognized £23 million, £25 million and £29 million in equity settled transactions for 2003, 2004 and 2005, respectively. In this regard, tell us and expand future filings to explain the nature of these transactions and the methods used in determining the fair value of the goods or services received or the fair value of the equity instruments granted associated with these transactions for all periods presented. See paragraph 46 through 48 of IFRS 2 for guidance. Also tell us why these transactions have been reflected as adjustments to retained earnings, supported by the appropriate IFRS and U.S. GAAP guidance.

12. Reference is made to your disclosed amounts associated with the purchase of treasury shares. In this regard, please revise your disclosure in future filings to include a reconciliation of the number of treasury shares held by the Company during the periods presented.

Note 33 - Events after the balance sheet date, page 33

13. We note the disclosure in Note 33 indicating the Company completed a number of acquisition transactions subsequent to December 31, 2005. In future filings, please revise the notes to the Company's financial statements to include all of the disclosures required by paragraph 67 of IFRS 3, as applicable, with respect to any transactions completed prior to the issuance of the Company's financial statements. Refer to the guidance in paragraph 71 of IFRS 3.

<u>Note 35 – Summary of Principal Differences Between International Accounting
Standards and United States of America Generally Accepted Accounting Principles</u>

<u>(i)Goodwill and intangibles, page F-71</u>

14. Please revise future filings to quantify and disclose the impact that each of the
differences in accounting for acquisition transactions between IFRS and US
GAAP described in the last paragraph on page F-71 had on the reconciliations of
net income and stockholders' equity under IFRS to US GAAP for each period
presented. Consideration should be given to including a tabular summary of the
various adjustments in Note 35(i) which agrees to the total adjustments reflected
in the reconciliations of net income and stockholders equity from IFRS to US
GAAP.

<u>(ii) Discontinued operations, page F-72</u>
<u>(iii) Disposal adjustments, page F-72</u>

15. We note the following from your disclosure:

- Under U.S. GAAP, "assets in respect of discontinued operations" of £413
  million and "liabilities in respect to discontinued operations" of £(148)
  million for 2004 net to approximately £265 million

- Under IFRS, assets classified as held for sale of £358 million and
  liabilities directly associated with assets classified as held for sale of £(81)
  million for 2004 net to approximately £277 million, as disclosed in your
  balance sheet on page F- 5 and F-6

- The difference between £ 265 million net assets under U.S. GAAP and
  £277 million net assets under IFRS associated with discontinued
  operations for 2004 approximates £12 million less under U.S. GAAP than
  under IFRS.

We note from your disclosure on page F-70 that the U.S. GAAP reconciliation
adjustment for discontinued operation is £49 million for 2004. In this regard
please tell us how the £49 million U.S. GAAP reconciliation adjustment on page
F-70 reconciles with the £12 million amount noted above. Alternatively, tell us
and revise future filings to explain how the £49 million adjustment to
stockholders' equity at December 31, 2004 was determined.

<u>(iv) Pension and other post-retirement benefits, page F-72</u>

16. We note from your disclosure that under U.S. GAAP annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 and that the required methodology is broadly similar to IFRS, however different assumptions on the expected asset return are used in the SFAS 87 pension calculation. In this regard, please tell us and revise future filing to disclose the differences in assumptions used between IFRS and U.S. GAAP and the rational for these differences, including the specific U.S. GAAP and IFRS literature applied.

17. We note from your disclosure that under IFRS, there is no requirement to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation and that under SFAS 87 you have recognized prepaid pension cost amounting to £57 million and a minimum pension liability of £298 million in respect of pensions. It is unclear from your disclosure what other U.S. GAAP reconciling adjustments offset the above difference between U.S. GAAP and IFRS, which comprise the total U.S. GAAP reconciliation shareholders' fund adjustment for "pensions and other post-retirement benefits" as disclosed in page F-70. In this regard please quantify and provide the nature of each item that comprise the total U.S. GAAP reconciliation shareholders' fund adjustment for "pensions and other post-retirement benefits" of £61 million and £62 million for the years ended December 31, 2005 and 2004, respectively. Similar disclosure should be provided for the income statement adjustments on page F-69 of £(26) million, £(23) million and £4 million for 2005, 2004 and 2003, respectively.

<u>General</u>

18. Please provide us with and consider including in future filings a supplementally prepared statement of changes in shareholders' equity using balances determined under U.S GAAP as a proof that the shareholders' equity US GAAP reconciliation on page F-70 balances and to provide appropriate disclosure of changes in the equity accounts on a U.S. GAAP basis.

<u>Other</u>

19. Your accounting policy for software development costs as discussed on page F-11 does not comply with US GAAP for either internal use software costs, which are accounted for under SOP 98-1 or for costs incurred to develop software to be sold or marketed, which are accounted for pursuant to SFAS No.86. Please revise Note 35 to discuss and quantify the impact of this difference in accounting between IRFS and US GAAP, or explain why this is not required.

As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Rona Fairhead, Chief Financial Officer
                011 44 2078 73 3081